Date            13 June 2000
Number          55/00

RESIGNATION OF DIRECTOR

The Broken Hill Proprietary Company Limited (BHP) announced today Frank Blount will resign from the Board effective 1 July 2000.

Mr Blount, a BHP Director since March 1999, has been appointed Chairman and CEO of Cypress Communications Inc, a telecommunications company based in Atlanta, United States.

Mr Blount said his resignation from the BHP Board and the boards of several other companies was necessitated by the time demands of his new commitment.

BHP Chairman Don Argus said he was disappointed to lose Mr Blount from the BHP Board and wished him well in his new endeavours.


Contact:
MEDIA RELATIONS:
Mandy Frostick
Manager Media Relations
Ph:     +61 3 9609 4157
Mob:    + 61 419 546 245

Candy Ramsey
BHP Investor Relations Houston
Tel:    (713) 961-8640
EMail: ramsey.candy.pa@bhp.com.au